Focused Forward

"Perhaps our greatest strength is our ability to deliver a high level of expertise across a wide range of engineering and technical disciplines. We call this FOCUSED DIVERSITY, and it is truly what separates Standex from the pack."

Edward J. Trainor
Chairman and Chief Executive Officer

Standex
2002 ANNUAL REPORT



focused diversity

Diversity has been the foundation of our business throughout our 46 years. Today, we are narrowing our focus to emphasize the delivery of high value, customer driven, engineered solutions across our diverse portfolio of businesses.

engineered products

End users represent the best source of insights into problems that can affect an entire market or industry. We listen closely to these needs, because they represent new potential markets as well as product development opportunities for Standex.









customer solutions

In today's dynamic business environment, customer loyalty is a key to shareholder value. Our customer-focused businesses build loyalty by delivering highly specialized engineering expertise that solves unique customer problems.

growth through acquisitions

Our strategy is to buy and integrate well-run businesses, capitalizing on their strengths and leveraging their synergies with our other businesses to benefit Standex as a whole.





Dear Fellow Shareholders,

Our fiscal year ended June 30, 2002 has proven to be the most turbulent in Standex's 42-year history. As we were beginning to enact our focused diversity strategy, the fallout from the terrorist attack of September 11 sent shock waves throughout our Company exacerbating the effects of an already weakened economy. Any recovery, particularly in the manufacturing sector, was offset by the crisis in consumer and investor confidence that resulted from the steady stream of corporate scandals involving Enron, WorldCom, Tyco and Adelphia, among others. Standex responded with aggressive cash conservation and expense control measures ably managed by our new President, Roger Fix, and Chief Financial Officer, Christian Storch.

Because we reduced spending, consolidated operations, reorganized our management team and generally tightened our belts, we were able to hold Standex's gross profit margin at a strong 33% and produce cash flow from operations of more than $40 million, for the third year in a row. We achieved these results despite the fact that sales and earnings decreased 4% and 18%*, respectively, for the year. With our conservative cash management initiatives, we were able to invest $10 million in capital equipment to provide for the future strength of our business units and pay $10 million in dividends to provide for our shareholders. With the fourth quarter dividend declared on July 31, 2002, Standex's record of dividends extends to 152 quarters with 35 dividend increases during that time.


[2]
[3]
[1]
[4]
[5]

[1] Edward J. Trainor; Chairman and CEO, [2] Deborah A. Rosen; Vice President, Chief Legal Officer and Secretary, [3] Roger L. Fix; President and Chief Operating Officer, [4] Christian Storch; Vice President and Chief Financial Officer, [5] David R. Crichton; Executive Vice President/Operations

One of the important lessons I have learned as a CEO helping to build Standex's long record of successful acquisitions is the importance of timing. The difficult business environment of the past year has not produced suitable acquisition candidates or divestiture opportunities that would allow us to move ahead with the implementation of our focused diversity strategy. Nevertheless, we are committed to this strategy and view it as the key building block in Standex's future. We continue to assess synergistic opportunities that will complement our ability to deliver engineered products and customer solutions across each of our operating divisions.

Last year, Standex's annual report focused on the strategic direction of the Company. This year, we address the wide range of end markets served by our many operating divisions. With our broad array of engineered products and customer solutions, virtually everyone comes in contact with Standex everyday.

In closing, I want to reiterate the pledge I made to you one year ago:

We are committed to managing our business with a pragmatic approach to cash management, balancing sales and expenses, while investing in new technologies and programs that will strengthen our position as the economy improves.

"We are committed to managing our business with a pragmatic approach to cash management, balancing sales and expenses, while investing in new technologies and programs that will strengthen our position as the economy improves."

As our annual report goes to print, corporate America is responding to the mandates of the recently enacted Sarbanes-Oxley Act and the recently revised regulations of the SEC and the New York Stock Exchange. We applaud these efforts to restore investor confidence. The corporate governance policies Standex has in place are rigorous and are intended to comply with existing regulations. Our board has established a committee to review all of our corporate governance policies and to recommend any changes that will bolster investor confidence in Standex. We completed a thorough year-end review of our financial results, and I am confident that our financial statements fairly represent the condition of the Company. I am pleased to certify those results.

As was the case then, we cannot accomplish this objective without the contributions of our dedicated employees, for which we are very grateful.

Edward J. Trainor
Chairman and Chief Executive Officer

**Before goodwill impairment charge of $3.8 million recorded July 1, 2001.*







industrial

The line between industrial companies and technology companies has blurred. Standex is strongly positioned at the point where these segments converge, engineering new technological solutions to traditional manufacturing problems, and helping companies manufacture new products with the latest technologies at their core.


U·S AIRWAYS EXPRESS

Reshaping metal into opportunity

The Spincraft unit of Standex International is a world leader in transforming aluminum into large, precisely spun components used in the aviation and aerospace industries. Employing a technology called spin forming, Spincraft's engineers fashion surfaces with complex geometries from a single sheet of aluminum or other formable alloys. Few applications better reveal the power and value of this technology than the jet engine lipskins that Spincraft is providing to makers of mid-range commercial and corporate aircraft. A lipskin is the smooth, curved, cowl-like housing that directs air into the front of the engine. Early lipskins were largely symmetrical, but newer designs require eccentric, non-symmetrical shapes that usually must be constructed from multiple pieces of material riveted together and reinforced by additional metal strips. Spincraft's engineers developed an automated technique that allows the creation of large eccentric, one-piece lipskins, dramatically reducing the weight of the component, increasing the strength of a lipskin, and lowering the initial tooling costs. As a world leader with the ability to spin form eccentric lipskins configurations, Spincraft is now an increasingly important supplier to the fastest growing segment of the aircraft industry.

Engineering entry into a new market

Standex Electronics has long been known for its specialized coils and transformers. Last year, in a targeted acquisition designed to broaden our engineering strength and distribution network, we purchased ATC-Frost Magnetics, a Canadian company that designs and builds highly specialized transformers, with a special focus on power electric devices and medical applications. Rather than maintaining an off-the-shelf product line, ATC-Frost's engineers work closely with engineers at its client companies, reviewing product objectives; evaluating requirements such as shock resistance, size, heat tolerance and safety; and helping to write the specifications for individual components. Based on information developed during this collaborative process, ATC-Frost's engineers then custom design and build the transformers required. A leading company of its kind, its transformers can be found the world over in products ranging from variable speed devices, motor controllers, defibrillators and ventilators to the UV curing lights in dentist's offices and MRI machines. ATC-Frost's transformers are a key component in the power supply of every MRI system made by the world's leading manufacturer.

Standex Electronics also pioneered development of a miniature surface mounted toroid that provides unique technology in the trend to smaller, and more compact electronic and telecommunication products.







Standex companies help automobile companies address a range of challenges, engineering solutions that allow carmakers to quickly and economically make design changes to their interiors, and incorporate highly effective passive anti-theft devices into each vehicle.



Defining the model supplier

In an industry where time-to-market is an increasingly important competitive factor, how can you shorten the time between concept and prototype, so you can begin design review and consumer testing? Standex Engraving has the answer, and it is helping car companies worldwide bring out new models in record time. Standex Engraving develops texturizing molds that add unique character to automobile dashboards and interior surfaces. Developing these textures with hand-engraving techniques use to take months. Now, with the Standex Model-Tech® system, designers can obtain prototype parts with authentic texturizing in days. At our new state-of-the-art factory in Detroit, we maintain secure development rooms for each of the "Big Three" automakers, where their designers work with our engineers on the industry's most advanced optical imaging and laser texturizing systems. They can modify textures, or even introduce completely new patterns, and be able to see and touch the results of their work without costly new tooling or time-consuming handwork. The result? A better, more appealing, more competitive product in a fraction of the time-to-market.

Securing a place in a new OEM marketplace

When you turn the key to start your next new car, chances are good that a product from Standex Electronics will be at work. Standex Electronics, long a leading manufacturer of liquid-level sensors for windshield washer and other fluids, has recently become a major supplier of immobilization coils to automakers. These devices are typically built into the ignition switch housing, and receive an electronic signal from a tiny transmitter in the key that identifies it as a correct key to start the car. Without the signal, the immobilization coil prevents the car from starting. Previously, these assemblies had been made by another company, using a variety of subcontractors, a process that was difficult to coordinate effectively, and that resulted in complex quality control issues as the part moved from vendor to vendor. After carefully analyzing technical requirements and the manufacturing chain, Standex Electronics engineered a new process that allows one-stop component manufacturing, unit assembly and complete testing – by Standex. Problems such as possible heat deformation or loose solder linkages are quickly detected and addressed as soon as they arise, resulting in extremely high quality and reliability in a product that was once plagued by defects. As a result, Standex Electronics has further strengthened its reputation as an innovative and important supplier to the automotive industry – as well as significantly enhancing revenues.


MB



food service

By focusing on the needs and challenges of the food service industry, Standex divisions have engineered solutions that are helping companies provide fresher, tastier, more appealing foods and beverages – while reducing their costs and maximizing equipment reliability.




Tasty Barbecue Ribs
Fried Chicken

Pumping up sales with innovation

For nearly 50 years, the pumps used in carbonated beverage dispensers, espresso machines and other food service operations have relied on a two-piece design that separated the motor from the pump itself. After extensive discussions with leading soft drink makers and other beverage companies, Engineers at Standex's Procon Products unit designed a one-piece, integrated motor-and-pump unit that is smaller, more reliable and more energy efficient. Because the pump and motor are protected by a thermal overload switch, the unit can "run dry" without burning out, a key reliability issue. Its stainless steel construction solves one of the industry's major problems: trace amounts of lead that could enter beverage through the outmoded brass housing. Protected by a number of patents, the new pump system is already the leading contender for inclusion in the next generation of soda fountains being developed by major soft drink companies.

Competing by saving energy

Food retailers have become increasingly energy-conscious in recent years, and one of their major energy costs results from keeping food cold. Master-Bilt, the Standex company specializing in refrigerated cabinets, cases, display cases, and modular walk-in refrigerator/freezers, recently introduced their first all-electronic temperature control systems for reach-in freezers and walk-ins. Not only do these systems eliminate the reliability issues associated with mechanical thermostats, they can reduce energy costs by up to 15 percent. Old technologies automatically entered a defrost cycle up to 6 times daily; the new Master-Bilt units defrost only when necessary. This new energy saving technology – a major competitive advantage, especially in regulated markets like California – is now standard on many Master-Bilt cases, and is optional on walk-in coolers and freezers.

Opening the door to a new market

One of the major challenges facing operators of quick-service restaurants (QSRs) has always been keeping French, waffle and steak fries fresh and appetizing until served. Most QSRs require disposal of these fried items after a seven minute hold time. BKI Worldwide, a leader in commercial food preparation and service technologies put its knowledge of heat transfer and thermal convection to work on the problem. The company has introduced a new fry-station system that nearly triples the holding time while the fried food maintains its quality. This approach dramatically reduces food waste and costs for QSRs – and opens the door to a significant market opportunity for BKI.





construction

Standex is a major player in several specialized niches in the construction materials industry, with competitive advantages that range from leading-edge technology to exceptional distribution strength.





Building on new technology

Combining the durability of synthetic building materials with the charm and appeal of natural materials requires careful attention to details of texture and appearance. Standex Engraving, from 25 plants in 14 countries, is a world leader in texturizing all types of plastic, paper, wood, vinyl, and other materials. One major product category produces rolls, plates and machines that apply texturized patterns to a variety of products, including millions of square feet of vinyl siding and wall coverings each year. But technology is as important as global reach in sustaining this leadership position. Standex Engraving pioneered the use of digital and CAD technology in texturing. Customers can now work in one of several design centers, finalize a design, and then transmit the design electronically to the facility closest to them for laser engraving on their own molds, rolls and patterns.

Ensuring reliable product flow

With nine strategically located manufacturing facilities, Standex Air Distribution Products is uniquely positioned to supply virtually every HVAC wholesaler in the country, providing superior service as well as high-quality duct-work systems for heating and air conditioning. As wholesalers continue to consolidate in this marketplace, they seek suppliers who can meet their increasing volume needs. Standex's network of plants and high-efficiency operations help ensure that they will be able to meet their customers' needs for quality products delivered on time.

Engineering broader customer relationships

For years, Custom Hoists has been a leading provider of telescopic hydraulic cylinders used in dump trucks and trailers. But many customers also use welded-rod cylinders in the same vehicles and systems. Custom Hoists recognized an opportunity to meet more of these customers' needs by establishing a complementary rod-cylinder capability. The company opened a new factory with workflows and material handling systems designed expressly for rod-cylinder manufacturing. Now, taking advantage of Custom Hoists' reputation for quality and reliability, they are successfully selling a more complete range of products to many customers who were actually in the process of rationalizing their supplier lists by entering the rod cylinder market. Custom Hoists is also cultivating new customers for their well-established telescopic cylinder business.

consumer & retail

Standex actually has its roots in consumer businesses. The company's initial business, religious publishing, remains a solid contributor to our corporate portfolio, complemented by a growing network of high-volume bookstores focused on products for the Christian marketplace.



I'm Glad I'm Your
Bible Teacher and Leader



Strengthening a strong position

Standard Publishing is one of the leading publishers and printers of non-denominational religious materials, including Bibles, religious education textbooks and workbooks – and more than 200,000 magazines that are distributed in churches each week. With special strength in the youth market, the company is the dominant force in the birth-to-age-8 segment, and can routinely point to five of the ten-bestselling books in the children's category as its products. Building on this segment expertise, Standard Publishing is introducing a new line of religious and entertainment videos for the primary age group. In addition, its plans call for doubling its penetration of secular mass-market retailers in the next year. At the same time, the company continues to build on what it does best: print and publish curriculum-like products for the religious marketplace.

Growing bigger and better

Berean® Christian Stores can be found in 19 locations in seven states. This network provides a platform for Berean's aggressive expansion plans. Using demographic data derived from its own stores and external providers, the company has identified a range of locations where demand for it products are likely to be strong. It plans to open three to four new stores each year for the next five years in "power center" locations, uptiering from its current strip-center locations to locations anchored by major, nationally recognized retailers. These new facilities will be based on Berean's "superstore" format: 12,000-to-15,000 square foot facilities with wide aisles, attractive signage, bright lighting, cafes, music listening stations and reading areas.

☐ *Reported* ☐ *Adjusted* ☐ *Both*

Net Sales


650
625
600
575
550
641,400
637,049
616,180
600,152
573,992
1998
1999
2000
2001
2002

EPS


2.50
2.25
2.00
1.75
1.50
2.41
2.39
2.36
2.13
2.17
2.02
1.66
1.52
1998
1999
2000
2001
2002

Operating Cash Flow


50
45
40
35
30
44,208
44,361
42,098
37,123
32,245
1998
1999
2000
2001
2002

Total Debt


170
160
150
140
130
166,443
155,793
155,551
152,074
132,308
1998
1999
2000
2001
2002

Stock Price


35
30
25
20
15
29.625
27.375
25.10
23.60
15.875
1998
1999
2000
2001
2002

Book Value


15
14
13
12
11
10
14.76
14.16
13.37
12.59
11.19
1998
1999
2000
2001
2002

Note: fiscal 2002 EPS excludes a cumulative effect of a change in accounting principle of 31 cents per share or $3,779,000.

☐ As reported in the Financial Statements

☐ As adjusted: Fiscal Year 2000 amounts exclude a non-recurring net after tax gain of $1.7 million or 13 cents per share related to the demutualization of an insurance company and Fiscal Years 2000, 1999 and 1998 include a net after tax restructuring of $4.4 million or 35 cents per share charge, a $600,00 or 5 cents per share credit, and an $8.0 million or 61 cents per share charge, respectively.

Standex International Corporation and Subsidiaries

(In thousands, except per share data)	2002	2001	2000	1999	1998
Year Ended June 30					
SUMMARY OF OPERATIONS					
Net sales	$573,992	$600,152	$637,049	$641,400	$616,180
Gross profit margin	187,217	198,149	209,338	210,126	200,548
Interest expense	8,546	10,998	10,571	10,492	10,117
Income before income taxes	29,885	42,465	46,853	51,491	33,064
Provision for income taxes	9,488	17,568	19,150	20,130	12,915
Income before cumulative effect of a change in accounting principle (a)	20,397	24,897	27,703	31,361	20,149
PER SHARE DATA					
Net sales (diluted)	46.61	48.64	49.91	49.20	46.61
Earnings (a):					
Basic	1.68	2.05	2.19	2.42	1.54
Diluted	1.66	2.02	2.17	2.41	1.52
Dividends paid	0.84	0.83	0.79	0.76	0.76
Book value (diluted)	14.76	14.16	13.37	12.59	11.19
Average shares outstanding					
Basic	12,113	12,172	12,672	12,972	13,072
Diluted	12,316	12,338	12,763	13,037	13,219
JUNE 30 FINANCIAL CONDITION					
Working capital	44,033	139,807	145,009	146,514	148,943
Current ratio	1.28	2.86	2.68	2.79	2.73
Property, plant and equipment – net	112,892	113,844	112,137	104,783	102,973
Total assets	406,039	424,264	424,200	410,042	411,242
Long-term debt	50,087	153,019	153,436	148,111	163,448
Stockholders' equity	178,432	172,174	164,814	162,301	146,197

Sales and Earnings by Quarter (Unaudited)

Year Ended June 30

(In thousands, except per share data)	2002				2001			
	FIRST	SECOND	THIRD	FOURTH	FIRST	SECOND	THIRD	FOURTH
Net sales	$143,710	$149,927	$136,865	$143,490	$151,279	$158,652	$140,233	$149,988
Gross profit margin	45,913	52,511	43,397	45,396	48,065	54,483	44,841	50,760
Net income	1,719	6,378	3,589	4,932	7,038	7,553	4,037	6,269
EARNINGS PER SHARE								
Basic	0.45(a)	0.53	0.29	0.41	0.57	0.62	0.34	0.52
Diluted	0.45(a)	0.52	0.29	0.40	0.57	0.61	0.33	0.51

Common Stock Prices and Dividends Paid

	Common Stock Price Range				Dividends per Share	
	2002		2001			
Year Ended June 30	High	Low	High	Low	2002	2001
First quarter	$23.95	$18.32	$19.44	$16.50	$0.21	$0.20
Second quarter	23.90	18.75	20.63	16.63	0.21	0.21
Third quarter	24.90	20.60	25.76	19.75	0.21	0.21
Fourth quarter	28.00	23.95	24.30	20.75	0.21	0.21

Distribution of the 2002 Sales Dollar

(In thousands)

Materials and services	$337,455	59%
Wages, salaries and employee benefits	189,006	33
Depreciation and amortization	12,887	2
Interest on borrowed money	8,546	1
Income taxes	9,488	2
Reinvested in the Company	6,514	1
Dividends to stockholders	10,104	2
Net Sales	$574,000	100%

(a) Excludes cumulative effect of a change in accounting principle of $3,779,000 (31 cents per share) in 2002.

Standex International Corporation and Subsidiaries

Year Ended June 30 (In thousands except per share data)	2002	2001	2000
NET SALES	$573,992	$600,152	$637,049
COST OF PRODUCTS SOLD	386,775	402,003	427,711
Gross profit	187,217	198,149	209,338
SELLING, GENERAL AND ADMINISTRATIVE	148,654	144,886	149,825
Restructuring charge	–	–	5,408
INCOME FROM OPERATIONS	38,563	53,263	54,105
OTHER INCOME (EXPENSE):			
Interest expense	(8,546)	(10,998)	(10,571)
Other, net	(132)	200	608
Gain on stock received	–	–	2,711
Total	(8,678)	(10,798)	(7,252)
INCOME BEFORE INCOME TAXES	29,885	42,465	46,853
PROVISION FOR INCOME TAXES	9,488	17,568	19,150
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	$ 20,397	$ 24,897	$ 27,703
Cumulative effect of a change in accounting principle	(3,779)	–	–
NET INCOME	$ 16,618	$ 24,897	$ 27,703
Earnings Per Share (before cumulative effect of change in accounting principle):			
Basic	$ 1.68	$ 2.05	$ 2.19
Diluted	$ 1.66	$ 2.02	$ 2.17
Earnings Per Share (due to cumulative effect of change in accounting principle):			
Basic	$ (0.31)	$ –	$ –
Diluted	$ (0.31)	$ –	$ –
Earnings Per Share (after cumulative effect of change in accounting principle):			
Basic	$ 1.37	$ 2.05	$ 2.19
Diluted	$ 1.35	$ 2.02	$ 2.17

CONDENSED STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Year End (In thousands)	Common Stock	Additional Paid-in Capital	Unamortized Value of Restricted Stock Awards	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance, June 30, 1999	$41,976	$ 9,157		$345,613	$(3,478)	15,089	$(230,969)	$162,299
Stock issued for employee stock options and stock purchase plan, net of related income tax benefit		117				(127)	1,952	2,069
Treasury stock acquired						698	(12,757)	(12,757)
Comprehensive income								
Net income				27,703				27,703
Foreign currency translation adjustment					(4,487)			(4,487)
Total comprehensive income								23,216
Dividends paid ($0.79 per share)				(10,013)				(10,013)
Balance, June 30, 2000	41,976	9,274		363,303	(7,965)	15,660	(241,774)	164,814
Stock issued for employee stock options and stock purchase plan, net of related income tax benefit		1,372				(311)	4,828	6,200
Restricted stock awards		111	$(1,450)			(86)	1,339	0
Amortization of restricted stock awards			401					401
Stock issued in conjunction with acquisition		193				(29)	446	639
Treasury stock acquired						587	(12,483)	(12,483)
Comprehensive income								
Net income				24,897				24,897
Foreign currency translation adjustment					(1,109)			(1,109)
Interest rate swap liability					(1,060)			(1,060)
Total comprehensive income								22,728
Dividends paid ($0.83 per share)				(10,125)				(10,125)
Balance, June 30, 2001	41,976	10,950	(1,049)	378,075	(10,134)	15,821	(247,644)	172,174
Stock issued for employee stock options and stock purchase plan, net of related income tax benefit		1,125				(221)	3,548	4,673
Amortization of restricted stock awards			394					394
Treasury stock acquired						297	(6,984)	(6,984)
Comprehensive income								
Net income				16,618				16,618
Foreign currency translation adjustment					1,091			1,091
Interest rate swap liability					570			570
Total comprehensive income								18,279
Dividends paid ($0.84 per share)				(10,104)				(10,104)
Balance, June 30, 2002	$41,976	$12,075	$ (655)	$384,589	$ (8,473)	15,897	$ (251,080)	$178,432

Standex International Corporation and Subsidiaries

(In thousands)	2002	2001
June 30		
ASSETS		
Current Assets		
Cash and cash equivalents	$ 8,092	$ 8,955
Receivables – less allowance of $4,609 in 2002 and $3,433 in 2001	93,219	98,470
Inventories	92,931	102,674
Prepaid expenses	4,570	4,845
Total current assets	198,812	214,944
Property, Plant and Equipment		
Land and buildings	89,449	86,246
Machinery and equipment	184,181	177,367
Total	273,630	263,613
Less accumulated depreciation	160,738	149,769
Property, plant and equipment – net	112,892	113,844
Other Assets		
Prepaid pension cost	47,405	43,625
Goodwill – net	36,250	41,069
Other	10,680	10,782
Total other assets	94,335	95,476
Total	$406,039	$424,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of debt	$ 82,221	$ 2,532
Accounts payable	35,209	33,554
Accrued payroll and employee benefits	14,944	16,118
Income taxes	1,221	4,296
Other	21,184	18,637
Total current liabilities	154,779	75,137
Long-Term Debt – less current portion	50,087	153,019
Deferred Income Taxes	18,909	19,831
Other Noncurrent Liabilities	3,832	4,103
Commitments and Contingencies		
Stockholders' Equity		
Common stock-authorized, 60,000,000 shares in 2002 and 2001; par value, $1.50 per share; issued 27,984,278 shares in 2002 and 2001	41,976	41,976
Additional paid-in capital	12,075	10,950
Retained earnings	384,589	378,075
Unamortized Value of Restricted Stock	(655)	(1,049)
Accumulated other comprehensive income	(8,473)	(10,134)
Less cost of treasury shares:		
15,897,213 shares in 2002 and 15,821,421 shares in 2001	(251,080)	(247,644)
Total stockholders' equity	178,432	172,174
Total	$406,039	$424,264

STATEMENT OF CONSOLIDATED CASH FLOWS

Standex International Corporation and Subsidiaries

Year Ended June 30 (In thousands)	2002	2001	2000
Cash Flows from Operating Activities			
Net Income	$16,618	$24,897	$27,703
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	3,779	–	–
Depreciation and amortization	12,887	13,680	13,622
Amortization of restricted stock awards	394	401	–
Profit improvement incentive plan	–	–	(40)
Deferred income taxes	(432)	3,118	1,874
Net pension credit	(2,025)	(3,608)	(1,998)
(Gain) Loss on sale of investments, real estate and equipment	34	182	203
Increase (Decrease) in cash from changes in assets and liabilities, net of effects from acquisitions & dispositions:			
Receivables - net	5,270	8,160	(7,303)
Inventories	9,760	10,867	7,924
Prepaid expenses and other	(2,212)	(2,743)	(3,209)
Accounts payable	1,662	(3,342)	334
Accrued payroll, employee benefits and other liabilities	1,695	(8,455)	5,647
Income taxes	(3,069)	(1,059)	(549)
Net cash provided by operating activities	44,361	42,098	44,208
Cash Flows from Investing Activities			
Expenditures for property and equipment	(10,021)	(13,832)	(22,787)
Expenditures for acquisitions, net of cash acquired	–	(15,048)	–
Proceeds from sale of investments, real estate and equipment	268	1,906	858
Proceeds from disposition of businesses	–	532	–
Net cash used for investing activities	(9,753)	(26,442)	(21,929)
Cash Flows from Financing Activities			
Proceeds from additional borrowings	7,825	7,051	12,828
Payments of debt	(31,068)	(7,292)	(9,110)
Stock issued under employee stock option and purchase plans	4,673	6,199	2,068
Cash dividends paid	(10,104)	(10,125)	(10,013)
Purchase of treasury stock	(6,984)	(12,483)	(12,757)
Net cash used for financing activities	(35,658)	(16,650)	(16,984)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	187	(489)	(766)
Net Changes in Cash and Cash Equivalents	(863)	(1,483)	4,529
Cash and Cash Equivalents at Beginning of Year	8,955	10,438	5,909
Cash and Cash Equivalents at End of Year	$ 8,092	$ 8,955	$10,438
Supplemental Disclosure of Cash Flow Information			
Stock issued for acquisition	$ –	$ 639	$ –
Cash paid during the year for:			
Interest	8,921	11,195	10,800
Income taxes	13,484	15,408	17,766

To the Board of Directors and Stockholders of Standex International Corporation Salem, NH:

We have audited the consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. Such consolidated financial statements and our report thereon dated August 15, 2002, expressing an unqualified opinion and including an explanatory paragraph concerning the change in the method of accounting for goodwill (which are not included herein), are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of June 30, 2002 and 2001, and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended June 30, 2002 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte + Touche LLP

Deloitte & Touche

Boston, Massachusetts
August 15, 2002

Corporate Headquarters
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324
www.standex.com

Common Stock
Listed on the New York Stock Exchange (Ticker symbol: SXI)

Transfer Agent and Registrar:
EquiServe Trust Company N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3400
www.equiserve.com

Independent Auditors
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022

Shareholder Services
Stockholders should contact Standex's Transfer Agent (EquiServe Trust Company N.A., P. O. Box 43010, Providence, RI 02940-3010) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

Form 10-K
A copy of Standex's Form 10-K is provided to stockholders with this Annual Report. Additional copies may be obtained without charge by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, NH 03079. Form 10-K may be reviewed online at www.standex.com.

Stockholder Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Tuesday, October 29, 2002 at FleetBoston, Auditorium, Main Lobby, 100 Federal Street, Boston, MA.

Board of Directors

Thomas L. King*
Vice Chairman

Edward J. Trainor*
Chairman and
Chief Executive Officer

John Bolten, Jr.†
Consultant

David R. Crichton
Executive Vice President/Operations

William R. Fenoglio
Former President and
Chief Executive Officer of Augat Inc.

Roger L. Fix
President and
Chief Operating Officer

Walter F. Greeley
Chairman, High Street Associates,
An Investment Partnership

Daniel B. Hogan, Ph.D.
President, The Apollo Group,
Management Consultants

C. Kevin Landry*
Managing Partner, T.A. Associates,
A Venture Capital Firm

H. Nicholas Muller, III, Ph.D.
Retired President, CEO
Frank Lloyd Wright Foundation

Deborah A. Rosen
Vice President,
Chief Legal Officer and Secretary

Corporate Officers

Thomas L. King
Vice Chairman

Edward J. Trainor
Chairman and
Chief Executive Officer

David R. Crichton
Executive Vice President/Operations

Roger L. Fix
President and
Chief Operating Officer

Deborah A. Rosen
Vice President,
Chief Legal Officer and Secretary

Christian Storch
Vice President and
Chief Financial Officer

Daniel C. Potter
Treasurer

Robert R. Kettinger
Corporate Controller

Steven G. Brown
Assistant Secretary

Operating Divisions

Industrial

Jarvis Caster Group
  Can-Am Casters and Wheels
Standex Electronics
  ATC-Frost Magnetics
James Burn International
Custom Hoists, Inc.
Spincraft
Standex Engraving Group
  Eastern Engraving
  Mold-Tech
  Roehlen Engraving
  Standex International GmbH
Standex Air Distribution Products
  Snappy/ACME/ALCO

Food Service

BKI Worldwide
  BKI USA
  BKI Europe
Master-Bilt Products
Federal Industries
United Service Equipment Company
  General Slicing
H.F. Coors China
  Mason Candlelight
Procon Products

Consumer

Standard Publishing
Berean® Christian Stores
Standex Direct

*Member of Executive Committee
†Founder of Company

Design: Benes Brand Imaging, Lexington, MA

Essential products for your world.

Standex

6 Manor Parkway
Salem, NH 03079
603.893.9701
www.standex.com

931-AR-02